Pingtan Marine Enterprise Ltd.
18/F, Zhongshan Building A,

No. 154 Hudong Road

Fuzhou, China 350001

October 19, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Pingtan Marine Enterprise Ltd. Registration Statement on Form S-3 File No. 333-213156 (the “Registration Statement”)

Dear Sir or Madam:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Pingtan Marine Enterprise Ltd. (the “Company”) hereby respectfully requests that the effective date of the above-referenced Registration Statement on Form S-3, as amended, be accelerated so that the Registration Statement may become effective on October 21, 2016 at 4:30 p.m. (Washington, D.C. time), or as soon thereafter as may be practicable.

We request that we be notified of such effectiveness by a telephone call to Thomas J. Poletti or Katherine J. Blair of Manatt, Phelps & Phillips, LLP at (714) 371-2501 or (310) 312-4252, respectively.

Very truly yours,

Pingtan Marine Enterprise Ltd.

By:	/s/ Xinrong Zhuo
Xinrong Zhuo Chief Executive Officer

cc:	Roy Yu, Chief Financial Officer
Thomas J. Poletti, Manatt, Phelps & Phillips, LLP
Katherine J. Blair, Manatt, Phelps & Phillips, LLP